

NovoMoto

founders@novomoto.net


DEMOCRATIC REPUBLIC
OF CONGO

NovoMoto

for- profit social enterprise

Solar Power

off- grid communities

1.3 GW Democratic Republic of Congo (DRC)


DRC

Population of 80 Million

1.3 GW Madison, WI


NORTH DAKOTA
MINNESOTA
SOUTH DAKOTA
WISCONSIN
MICHIGAN
MAINE
VERMONT
NEW HAMPSHIRE
NEW YORK
MASSACHUSETTS
IOWA
NEBRASKA
PENNSYLVANIA
OHIO
ILLINOIS
INDIANA
United States
MARYLAND
NJ
DE
KANSAS
MISSOURI
WEST VIRGINIA
KENTUCKY
VIRGINIA
OKLAHOMA
TENNESSEE
NORTH CAROLINA
ARKANSAS
SOUTH CAROLINA
MISSISSIPPI
ALABAMA
GEORGIA
TEXAS
LOUISIANA
COAHUILA DE ZARAGOZA
FLORIDA
NUEVO LEON

Population of 0.7 Million



No access to reliable electricity in DRC for more than

91% of the Population





No access to reliable electricity in DRC for more than

73M PEOPLE



An average household …



$18 / month

Average household



Lighting

< 10 % as bright as a U.S. home



Phone charging

For hours at kiosks



Brighter, Longer Lasting Light



Less Expensive

PAY-AS-YOU-GO

SOLAR POWER PACKAGES

NovoMoto

H20


WOWSOLAR

H100


sun king.

PAY-AS-YOU-GO

SOLAR POWER PACKAGES

How it works


Mobile Money
$
Pay-As-You-Go
weekly payment
NovoMoto
Battery Activation

H20

H100

CUSTOMER EXPERIENCE

10x Brighter Lights

Saving 50%

Phone charging at home



CUSTOMER EXPERIENCE



Je ne sais plus là où j'ai jeté ma lampe!

I do not even know where I tossed my kerosene lamp!



120M homes
$25B annually



14.6M homes
$3.1B annually



3.5M homes

$740M annually

Now in 10 communities


Kinshasa
Mai - Ndombe
Kikwit
Kinshasa
N1 ROAD
Kongo Central
Kwilu
Kwango

700,000 potential customers



2017



DRC

20 Installations



2017   2018   2019   2020   2021



2017
2018
Proof of Concept
Pilot
DRC
179 Installations
2017
2018
2019
2020
2021



2017 Proof of Concept

2018 Pilot

2019 Initial Scale


DRC

300 Installations


2017
2018
2019
2020
2021

2017 **2018** **2019** **2020**

Proof of Concept | Pilot | Initial Scale | Roll Out



DRC

5,000 Installations*

2017   2018   2019   2020   2021

* These numbers are projections and are not guaranteed



2017
Proof of Concept

2018
Pilot

2019
Initial Scale

2020
Roll Out

2021
NM line of product

DRC

25,000 Installations*

2017   2018   2019   2020   2021

* These numbers are projections and are not guaranteed

NOVOMOTO'S
GOAL

1,000,000*

Installations

by 2026

$840M
eDF
TOTAL
eNGie











* These numbers are projections and are not guaranteed

Installations	On-time payment	Churn	Default
300	**75%**	**33%**	**3%**

FUNDING TO DATE

$500k raised to date

CONVERTIBLE NOTE



































Angel Investor

Doyenne Madison

University of Wisconsin Foundation

clean energy trust

DEBT FINANCING

Bank of America

Chase

Putting Dreams to Work — Wisconsin Women's Business Initiative Corporation

M-WERC Mid-West Energy Research Consortium

PRIZES & AWARDS

Department of Energy — United States of America

Wisconsin School of Business

National Cleantech University Prize — U.S. Department of Energy

M-WERC Mid-West Energy Research Consortium

Harvard Business School

BPC — Wisconsin Governor's Business Plan Contest

Hanley Foundation

Massachusetts Clean Energy Center

Perkins Coie

SEED ROUND = $1.5^M equity + debt

12 month runway

4,000 new Installations

Benchmark in our industry to raise series A

$1 of investment in seed round

$28 in 5 years

$42 in 8 years


Dr. Aaron Olson
founder
NovoMoto
NovoMoto
NovoMoto
NovoMoto
Dr. Mehrdad Arjmand
founder


Customer Service Team



Marketing Team

Advisors



Dan Olszewski





Dr. Ben Gaddy





Amy Gannon





NovoMoto

 @NovoMotoLLC

🌐 NovoMoto.net

✉ founders@novomoto.net